Exhibit 99.1

Phoenix New Media Reports Second Quarter 2024 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on August 13, 2024

BEIJING, China, August 14, 2024 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “During the second quarter of 2024, we continued to establish ourselves as a leading new media outlet. We focused on strengthening our team's professional capabilities, producing quality content, refining our products, and optimizing user experience. Simultaneously, we kept exploring new commercial opportunities, creating new marketing solutions, attracting new clients, and exploring additional advertising revenue streams. We are committed to further improving our operational efficiency and monetization capabilities to strengthen our position.”

Second Quarter 2024 Financial Results

REVENUES

Total revenues in the second quarter of 2024 decreased by 6.6% to RMB168.3 million (US$23.2 million) from RMB180.2 million in the same period of 2023, primarily due to the year-over-year decline in both the Company’s net advertising revenues and paid services revenues.

Net advertising revenues in the second quarter of 2024 decreased by 4.4% to RMB154.7 million (US$21.3 million) from RMB161.8 million in the same period of 2023, mainly due to the reduction in advertising spending of advertisers from certain industries and the intensified industry-wide competition.

Paid services revenues in the second quarter of 2024 decreased by 26.1% to RMB13.6 million (US$1.9 million) from RMB18.4 million in the same period of 2023. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the second quarter of 2024 decreased by 20.3% to RMB5.9 million (US$0.8 million) from RMB7.4 million in the same period of 2023, mainly due to the decrease in the content spending of certain customers in the second quarter of 2024. Revenues from E-commerce and others in the second quarter of 2024 decreased by 30.0% to RMB7.7 million (US$1.1 million) from RMB11.0 million in the same period of 2023, as the Company scaled down its E-commerce business in 2023.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the second quarter of 2024 decreased by 17.2% to RMB102.9 million (US$14.2 million) from RMB124.3 million in the same period of 2023, as a result of the Company’s strict cost control measures.

Gross profit in the second quarter of 2024 increased by 17.0% to RMB65.4 million (US$9.0 million) from RMB55.9 million in the same period of 2023. Gross margin in the second quarter of 2024 was 38.9%, as compared to 31.0% in the same period of 2023.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2024, which excluded share-based compensation, increased to 38.9% from 31.4% in the same period of 2023.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2024 decreased by 18.9% to RMB74.3 million (US$10.2 million) from RMB91.6 million in the same period of 2023, primarily attributable to the decrease in allowance for expected credit losses as the Company reversed some allowance for expected credit losses in the second quarter of 2024 due to the collection of some long-aged accounts receivables and the decrease in certain operating expenses as a result of the Company’s strict cost control measures.

Loss from operations in the second quarter of 2024 was RMB8.9 million (US$1.2 million), compared to loss from operations of RMB35.7 million in the same period of 2023. Operating margin in the second quarter of 2024 was negative 5.3%, compared to negative 19.8% in the same period of 2023.

Non-GAAP loss from operations in the second quarter of 2024, which excluded share-based compensation, was RMB8.9 million (US$1.2 million), compared to non-GAAP loss from operations of RMB33.8 million in the same period of 2023. Non-GAAP operating margin in the second quarter of 2024, which excluded share-based compensation, was negative 5.3%, compared to negative 18.8% in the same period of 2023.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other income in the second quarter of 2024 was RMB4.7 million (US$0.6 million), compared to total net other income of RMB4.4 million in the same period of 2023, which mainly consisted of the following items:

•
Net interest income in the second quarter of 2024 was RMB8.8 million (US1.2 million), compared to RMB9.0 million in the same period of 2023.

•
Foreign currency exchange loss in the second quarter of 2024 was RMB0.7 million (US$0.1 million), compared to a foreign currency exchange loss of RMB7.3 million in the same period of 2023.
•
Loss from equity method investments, including impairment, was RMB5.7 million (US$0.8 million) in the second quarter of 2024, compared to income from equity method investments, including impairment, of RMB0.2 million in the same period of 2023, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through limited partnerships accounted for under the equity method.
•
Fair value changes in investments, net in the second quarter of 2024 was a gain of RMB2.4 million (US$0.3 million), compared to a gain of RMB0.1 million in the same period of 2023, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

•
Others, net, in the second quarter of 2024 was almost nil, compared to a gain of RMB2.5 million in the same period of 2023. Others, net primarily consists of some non-operating gain or loss.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the second quarter of 2024 was RMB5.5 million (US$0.8 million), compared to net loss attributable to Phoenix New Media Limited of RMB31.3 million in the same period of 2023. Net margin in the second quarter of 2024 was negative 3.2%, compared to negative 17.4% in the same period of 2023. Net loss per basic and diluted ordinary share in the second quarter of 2024 was RMB0.01 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.05 in the same period of 2023.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, was RMB2.1 million (US$0.3 million) in the second quarter of 2024, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB29.7 million in the same period of 2023. Non-GAAP net margin in the second quarter of 2024 was negative 1.3%, compared to negative 16.5% in the same period of 2023. Non-GAAP net loss per basic and diluted ADS in the second quarter of 2024 was RMB0.18 (US$0.02), compared to non-GAAP net loss per basic and diluted ADS of RMB2.44 in the same period of 2023. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the second quarter of 2024, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of June 30, 2024, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2024, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB989.1 million (US$136.1 million).

Business Outlook

For the third quarter of 2024, the Company expects its total revenues to be between RMB151.6 million and RMB166.6 million; net advertising revenues are expected to be between RMB142.3 million and RMB152.3 million; and paid services revenues are expected to be between RMB9.3 million and RMB14.3 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on August 13, 2024 (August 14, 2024 at 9:30 a.m. Beijing/Hong Kong time) to discuss its second quarter 2024 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI28e9f14791eb464d974487674f3d00e1). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per basic and diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of basic and diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	527,407	387,096	53,266
Term deposits and short term investments	558,765	595,193	81,901
Restricted cash	7,049	6,840	941
Accounts receivable, net	293,854	301,245	41,453
Amounts due from related parties	57,445	123,410	16,982
Prepayment and other current assets	34,108	23,819	3,277
Total current assets	1,478,628	1,437,603	197,820
Non-current assets:
Property and equipment, net	7,237	5,866	807
Intangible assets, net	20,050	16,137	2,221
Available-for-sale debt investments	309	311	42
Equity investments, net	101,221	97,646	13,437
Deferred tax assets	70,170	70,170	9,656
Operating lease right-of-use assets, net	67,950	51,296	7,059
Other non-current assets	13,179	11,341	1,561
Total non-current assets	280,116	252,767	34,783
Total assets	1,758,744	1,690,370	232,603
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	122,133	129,515	17,822
Amounts due to related parties	22,170	23,921	3,292
Advances from customers	34,197	24,697	3,398
Taxes payable	170,479	170,699	23,489
Salary and welfare payable	86,444	70,958	9,764
Accrued expenses and other current liabilities	71,656	64,670	8,899
Operating lease liabilities	19,915	17,471	2,404
Total current liabilities	526,994	501,931	69,068
Non-current liabilities:
Long-term liabilities	18,598	18,598	2,559
Operating lease liabilities	49,529	35,378	4,868
Total non-current liabilities	68,127	53,976	7,427
Total liabilities	595,121	555,907	76,495
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,408
Class B ordinary shares	22,053	22,053	3,035
Additional paid-in capital	1,640,535	1,641,950	225,940
Treasury stock	(655)	(1,480)	(204)
Statutory reserves	99,342	99,342	13,670
Accumulated deficit	(513,365)	(544,840)	(74,972)
Accumulated other comprehensive loss	(40,397)	(38,826)	(5,343)
Total Phoenix New Media Limited shareholders' equity	1,225,012	1,195,698	164,534
Noncontrolling interests	(61,389)	(61,235)	(8,426)
Total shareholders' equity	1,163,623	1,134,463	156,108
Total liabilities and shareholders' equity	1,758,744	1,690,370	232,603

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	161,807	138,573	154,691	21,286	288,002	293,264	40,354
Paid service revenues	18,400	14,419	13,627	1,875	38,571	28,046	3,859
Total revenues	180,207	152,992	168,318	23,161	326,573	321,310	44,213
Cost of revenues	(124,270)	(108,963)	(102,918)	(14,162)	(242,358)	(211,881)	(29,156)
Gross profit	55,937	44,029	65,400	8,999	84,215	109,429	15,057
Operating expenses:
Sales and marketing expenses	(28,476)	(36,882)	(39,592)	(5,448)	(68,526)	(76,474)	(10,523)
General and administrative expenses	(42,146)	(26,131)	(17,071)	(2,349)	(79,709)	(43,202)	(5,945)
Technology and product development expenses	(20,988)	(17,550)	(17,676)	(2,432)	(46,057)	(35,226)	(4,847)
Total operating expenses	(91,610)	(80,563)	(74,339)	(10,229)	(194,292)	(154,902)	(21,315)
Loss from operations	(35,673)	(36,534)	(8,939)	(1,230)	(110,077)	(45,473)	(6,258)
Other income/(loss):
Interest income, net	9,005	10,137	8,751	1,204	17,599	18,888	2,599
Foreign currency exchange loss	(7,279)	(402)	(659)	(91)	(5,895)	(1,061)	(146)
Income/(loss) from equity method investments, including impairment	159	(189)	(5,675)	(781)	(102)	(5,864)	(807)
Fair value changes in investments, net	54	80	2,415	332	98	2,495	343
Others, net	2,501	86	(91)	(13)	2,540	(5)	(1)
Loss before income taxes	(31,233)	(26,822)	(4,198)	(579)	(95,837)	(31,020)	(4,270)
Income tax (expense)/benefit	(429)	(208)	(93)	(13)	1,052	(301)	(41)
Net loss	(31,662)	(27,030)	(4,291)	(592)	(94,785)	(31,321)	(4,311)
Net loss/(income) attributable to noncontrolling interests	331	1,016	(1,170)	(161)	5,666	(154)	(21)
Net loss attributable to Phoenix New Media Limited	(31,331)	(26,014)	(5,461)	(753)	(89,119)	(31,475)	(4,332)
Net loss	(31,662)	(27,030)	(4,291)	(592)	(94,785)	(31,321)	(4,311)
Other comprehensive income, net of tax: foreign currency translation adjustment	13,468	619	952	131	10,826	1,571	216
Comprehensive loss	(18,194)	(26,411)	(3,339)	(461)	(83,959)	(29,750)	(4,095)
Comprehensive loss/(income) attributable to noncontrolling interests	331	1,016	(1,170)	(161)	5,666	(154)	(21)
Comprehensive loss attributable to Phoenix New Media Limited	(17,863)	(25,395)	(4,509)	(622)	(78,293)	(29,904)	(4,116)
Net loss per Class A and Class B ordinary share:
Basic	(0.05)	(0.05)	(0.01)	(0.00)	(0.15)	(0.05)	(0.01)
Diluted	(0.05)	(0.05)	(0.01)	(0.00)	(0.15)	(0.05)	(0.01)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(2.58)	(2.16)	(0.45)	(0.06)	(7.35)	(2.62)	(0.36)
Diluted	(2.58)	(2.16)	(0.45)	(0.06)	(7.35)	(2.62)	(0.36)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	577,630,597	576,517,237	576,517,237	582,324,325	577,059,358	577,059,358
Diluted	582,324,325	577,630,597	576,517,237	576,517,237	582,324,325	577,059,358	577,059,358

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	161,807	138,573	154,691	21,286	288,002	293,264	40,354
Paid services	18,400	14,419	13,627	1,875	38,571	28,046	3,859
Total revenues	180,207	152,992	168,318	23,161	326,573	321,310	44,213
Cost of revenues
Net advertising service	114,651	98,709	94,728	13,035	221,921	193,437	26,618
Paid services	9,619	10,254	8,190	1,127	20,437	18,444	2,538
Total cost of revenues	124,270	108,963	102,918	14,162	242,358	211,881	29,156
Gross profit
Net advertising service	47,156	39,864	59,963	8,251	66,081	99,827	13,736
Paid services	8,781	4,165	5,437	748	18,134	9,602	1,321
Total gross profit	55,937	44,029	65,400	8,999	84,215	109,429	15,057

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	3,316	4,135	2,585	356	6,854	6,720	925
Content and operational costs	113,484	98,500	93,630	12,884	218,834	192,130	26,438
Bandwidth costs	7,470	6,328	6,703	922	16,670	13,031	1,793
Total cost of revenues	124,270	108,963	102,918	14,162	242,358	211,881	29,156

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2023				Three Months Ended March 31, 2024				Three Months Ended June 30, 2024
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	55,937	642	(1)	56,579	44,029	628	(1)	44,657	65,400	53	(1)	65,453
Gross margin	31.0%			31.4%	28.8%			29.2%	38.9%			38.9%
Loss from operations	(35,673)	1,884	(1)	(33,789)	(36,534)	1,334	(1)	(35,200)	(8,939)	81	(1)	(8,858)
Operating margin	(19.8)%			(18.8)%	(23.9)%			(23.0)%	(5.3)%			(5.3)%
		1,884	(1)			1,334	(1)			81	(1)
		(159)	(2)			189	(2)			5,675	(2)
		(54)	(3)			(80)	(3)			(2,415)	(3)
Net loss attributable to Phoenix New Media Limited	(31,331)	1,671		(29,660)	(26,014)	1,443		(24,571)	(5,461)	3,341		(2,120)
Net margin	(17.4)%			(16.5)%	(17.0)%			(16.1)%	(3.2)%			(1.3)%
Net loss per ADS-basic and diluted	(2.58)			(2.44)	(2.16)			(2.04)	(0.45)			(0.18)
Weighted average number of ADSs used in computing basic and diluted net loss per ADS	12,131,757			12,131,757	12,033,971			12,033,971	12,010,776			12,010,776

(1) Share-based compensation

(2) (Income)/loss from equity investments, including impairment

(3) Fair value changes in investments, net